EXHIBIT 4.21

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT

TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary of the rights of our common stock, $0.001 par value per share (“Common Stock”), and preferred stock, $0.001 par value per share (“Preferred Stock”), does not purport to be complete. This summary is subject to and qualified by the provisions of our certificate of incorporation, as amended (“Certificate of Incorporation”), and our amended and restated bylaws, as amended (“Bylaws”), copies of which are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended April 30, 2020, and incorporated herein by reference. In addition, the Delaware General Corporation Law, as amended (“DGCL”) also affects the terms of our capital stock.

Authorized Capital Stock

Our authorized capital stock consists of 155,000,000 shares, of which:

•	150,000,000 shares have been designated as Common Stock; and

•	5,000,000 shares have been designated as Preferred Stock.

We are authorized to designate and issue up to 5,000,000 shares of Preferred Stock in one or more classes or series and, subject to the limitations prescribed by our Certificate of Incorporation and the DGCL, with such rights, preferences, privileges, and restrictions of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series as our board of directors may determine, without any vote or action by our stockholders.

We filed a Certificate of Designations of Rights and Preferences (the “Certificate of Designations”) with the Secretary of State of the State of Delaware in order to designate 2,000,000 shares of Preferred Stock as 10.50% Series E Convertible Preferred Stock (the “Series E Preferred Stock”).

As of April 30, 2020, there were 56,483,065 shares of Common Stock issued and outstanding, 1,647,760 shares of Series E Preferred Stock issued and outstanding, and no other shares of Preferred Stock issued or outstanding.

All outstanding shares of our capital stock are fully paid and nonassessable.

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors.

The DGCL could require holders of any of the shares of Common Stock or Series E Preferred Stock to vote separately, as a single class, in the following circumstances:

•	if we amended our Certificate of Incorporation to increase or decrease the par value of the shares of a class of stock, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment; and

•	if we amended our Certificate of Incorporation in a manner that altered or changed the powers, preferences, or special rights of the shares of a class of stock so as to affect them adversely, then the holders of the shares of that class would be required to vote separately to approve the proposed amendment.

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Dividends

Subject to preferences that may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of Common Stock will be entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any Preferred Stock may be entitled, the distribution of any of our remaining assets.

Conversion

Shares of Common Stock are not convertible into any other shares of our capital stock.

Series E Preferred Stock

Voting Rights

Holders of Series E Preferred Stock are entitled to one vote for each share held of record on each matter on which the holders of Series E Preferred Stock are entitled to vote.

So long as shares of Series E Preferred Stock with an aggregate Liquidation Amount (as defined below) of at least $10,000,000 are outstanding, the affirmative vote of the holders of at least two-thirds of the shares of Series E Preferred Stock then outstanding shall be necessary for us to incur additional Indebtedness (as defined in the Certificate of Designations) in an amount greater than the lesser of: (i) $10,000,000; or (ii) the product of 4.5, multiplied by our TTM EBITDA (as defined in the Certificate of Designations) calculated as of the end of the month prior to the incurrence of any such Indebtedness.

Except as set forth in the Certificate of Designations (as described above), or otherwise required by applicable law, the holders of Series E Preferred Stock shall not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any corporate action.

Dividends

Holders of our Series E Preferred Stock are entitled to receive, when and as declared by our Board of Directors out of funds legally available for the payment of distributions, cumulative preferential cash dividends, payable in cash, at a rate of 10.50% per annum on the stated value of $25.00 per share, or $2.625 per share per annum (in each case, as adjusted for any stock split, stock dividend, recapitalization, reclassification or any similar transaction). The dividend rate on the Series E Preferred Stock will increase to a penalty rate of 12.50% per annum in the event we: (i) fail to pay dividends for any four consecutive or nonconsecutive quarterly dividend periods; or (ii) fail, for period of 180 consecutive days or more, to maintain the listing or quotation, as applicable, of our Series E Preferred Stock on the New York Stock Exchange, the NYSE MKT LLC, The NASDAQ Global Market, The NASDAQ Global Select Market or The NASDAQ Capital Market, or any successor to such national securities exchange.

Dividends on our Series E Preferred Stock accrue and accumulate on each issued and outstanding share of our Series E Preferred Stock on a daily basis from, and including, the original date of issuance of such share. Dividends on our Series E Preferred Stock are payable quarterly in arrears on or about the first day of each January, April, July, and October, as set forth in the Certificates of Designation.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, before any payment or distribution of our assets (whether capital or surplus) shall be made to or set apart for the holders of shares of Common Stock or any other class or series of shares of our capital stock then issued and outstanding over which the Series E Preferred Stock have preference or priority in the payment of dividends and in the distribution of assets upon our liquidation, dissolution or winding up (collectively, “Junior Stock”), the holders of Series E Preferred Stock shall be entitled to receive, after payment of all of our debts and liabilities, an amount equal to $25.00 per share, plus an amount equal to all accumulated accrued and unpaid dividends thereon (whether or not earned or declared) to the date of final distribution to such holders.

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Conversion

Each share of Series E Preferred Stock is convertible at any time at the option of the holder thereof into shares of Common Stock at a conversion price of $21.00 per share (as adjusted for any stock split, stock dividend, recapitalization, reclassification or any similar transaction) (the “Series E Conversion Price”).

Each share of Series E Preferred Stock is subject to automatic conversion into shares of Common Stock at the Series E Conversion Price upon a Change of Control (as such term is defined in the Certificate of Designations), on the terms and subject to the conditions set forth in, the Certificate of Designations.

Each share of Series E Preferred Stock is subject to conversion into shares of Common Stock at the Series E Conversion Price upon our election to effect a Mandatory Conversion (as defined in the Certificate of Designations) following the occurrence of certain events described in, and on the terms and subject to the conditions set forth in, the Certificate of Designations.

Redemption

The Series E Preferred Stock has no stated maturity date or mandatory redemption, and is senior to all of our other securities.

Undesignated Preferred Stock

Our board of directors is authorized to designate and authorize the issuance of, in addition to our Series E Preferred Stock, up to the remaining 3,000,000 shares of our authorized preferred stock in one or more series of preferred stock ranking junior to or on parity with our Series E Preferred Stock, and, in connection with the creation of such series, fix by the resolution or resolutions providing for the issuance of shares the voting powers and designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences and the number of shares constituting such series.

The particular terms of any additional series of preferred stock offered by may include:

•	the maximum number of shares in the series and the designation of the series;

•	the terms of which dividends, if any, will be paid;

•	the terms of which the shares may be redeemed, if at all;

•	the liquidation preference, if any;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of securities;

•	the voting rights, if any, of the shares of the series; and

•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

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Our board of directors may authorize the issuance of series of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our Common Stock or Series E Preferred Stock.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits persons deemed “interested stockholders” from engaging, under certain circumstances, in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated in accordance with the provisions of Section 203 of the DGCL; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors. We also anticipate that Section 203 of the DGCL may also discourage attempts that might result in a premium over the market price for the shares of capital stock held by stockholders.

Filling of Vacancies on our Board of Directors

Our Bylaws provide that any vacancy or vacancies in our board of directors resulting from the death, resignation or removal of any director, or an increase in the authorized number of directors, may be filled by a majority of the remaining directors, though less than a quorum.

Issuance of Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and preferred stock, including our Series E Preferred Stock, are available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

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In addition, the authority possessed by our board of directors to designate and authorize the issuance of shares of our undesignated preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult or more costly. Our board of directors may issue our undesignated preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our Common Stock or Series E Preferred Stock.

Stockholder Meeting Requirements

Our Bylaws provide that special meetings of our stockholders may only be called at the request of a majority of our board of directors.

Elimination of Stockholder Action by Written Consent

Our Certificate of Incorporation and Bylaws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

Listing

Our Common Stock and Series E Preferred Stock are each listed on The NASDAQ Capital Market and trade under the symbols “CDMO” and “CDMOP,” respectively.

The transfer agent and registrar for our Common Stock and Series E Preferred Stock is Broadridge Corporate Issuer Solutions, Inc.

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